
02057548

ITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
SEP 11 2002

**FORM 6-K**

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

PE 8-31-02

For the Month of August 2002.

**REPADRE CAPITAL CORPORATION**
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
(Address of principal executive offices)



| | |
|---|---|
| **August 7, 2002** | **Presss Release: Repadre Reports 2nd Quarter Financial Results** |
| **August 21, 2002** | **Second Quarter Report 2002** |

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

**Repadre Capital Corporation -- SEC File No. 0-12793**
(Registrant)

Date: September 5, 2002 By:

Grant A. Edey, Secretary


REPADRE

**PRESS RELEASE - August 7, 2002**

## REPADRE REPORTS 2nd QUARTER FINANCIAL RESULTS

SYMBOL RPD - TORONTO

Toronto, ON – Repadre Capital Corporation reports earnings of $3.1 million or $0.09 per share for the three month period ended June 30, 2002 compared to earnings of $1.3 million or $0.05 per share for the same period in 2001. Gross income for the second quarter totaled $4.1 million compared to $2.2 million in the second quarter of 2001.

**Summarized Financial Information**

| | Quarter Ended June 30, 2002 | Quarter Ended June 30, 2001 |
|---|---|---|
| Royalty Revenue | $ 592 | $ 605 |
| Income from Working Interests | 4,117 | 1,732 |
| Investment Income | (636) | (120) |
| Gross Income | 4,073 | 2,217 |
| Net Income | $ 3,086 | $ 1,345 |
| Average shares outstanding | 35,729,000 | 28,929,000 |
| Earning per share | | |
| *Basic* | $ 0.09 | $ 0.05 |
| *Diluted* | $ 0.08 | $ 0.05 |

Repadre Capital Corporation is a natural resource royalty company listed on the Toronto Stock Exchange (TSX:RPD) whose principal activity is the creation and purchase of royalties and non-operating interests on a global basis. In addition to its interests in the Tarkwa/Damang gold complex, and other precious metal projects, the Corporation holds a one percent royalty on production from the Diavik diamond mine in Canada, expected to begin production in early 2003.

130 Adelaide Street West Suite 2520, Toronto ON Canada M5H 3P5 Tel 416 365 8090 Fax 416 365 8065

## Management's Discussion and Analysis

### Overview

Net income for the second quarter of 2002 was $3.1 million or $0.09 per share. The increase in earnings is attributable to i) a higher realized gold price, ii) higher income from the Company's interest in Gold Fields Ghana Limited ("GFGL"), and iii) a full quarter of income from the Company's 18.9% interest in Abosso Goldfields Limited ("Abosso") acquired January 23, 2002.

**Summarized Financial Results**
(in $000's except per share amounts)

| | 2001 | | | | 2002 | |
|---|---|---|---|---|---|---|
| | 1st Qtr | 2nd Qtr (Restated) | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| Income | 2,357 | 2,217 | 3,055 | 2,706 | 3,982 | 4,073 |
| Net Income | 1,460 | 1,345 | 1,604 | 1,767 | 2,924 | 3,086 |
| Net Income per share | 0.05 | 0.05 | 0.06 | 0.06 | 0.09 | 0.09 |
| Cash and bullion balance | 3,314 | 3,032 | 3,534 | 1,760 | 3,691 | 44,440 |

The price of gold was 16% higher in the second quarter of 2002 as compared to the second quarter of 2001, averaging US$312 per ounce versus US$268 for the earlier period.

### Income

Royalty revenue in the second quarter of 2002 was steady at $592,000, a level comparable to the levels achieved in prior quarters. The Company expects that the Magistral project in Mexico will begin production in the fourth quarter of this year and will provide enhanced royalty revenue at that time. The Company also expects to receive additional royalty revenue in 2003 with the commencement of production at the Diavik diamond mine in the Northwest Territories and the Don Mario gold operation in Bolivia.

Investment income for the quarter was negative due to unrealized foreign exchange losses resulting from an appreciating Canadian dollar. The Canadian dollar stood at US$0.63 at the start of the quarter and ended the quarter at US$0.66.

**Royalty Revenue and Investment Income**
(in $000's)

| | 2001 | | | | 2002 | |
|---|---|---|---|---|---|---|
| | 1st Qtr | 2nd Qtr (Restated) | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| Royalty revenue | 555 | 605 | 679 | 507 | 539 | 592 |
| Investment income | 330 | (120) | 317 | 50 | 778 | (636) |

Income from the Company's interest in GFGL for the second quarter 2002 was $2.9 million compared to $1.7 million for the second quarter of 2001. The increase in income is primarily attributable to the increase in the price of gold and a recapture of previously provided deferred taxes. The level of gold production at Tarkwa is expected to gradually increase in future periods due to improvement in the level of gold recovery from the ore heaps. Distributions of cash in excess of the needs of the operation commenced during the second quarter with Repadre receiving US$4.0 million as its proportionate share. The cash balances within GFGL were US$16.6 million at June 30, 2002.

**Gold Fields Ghana Limited**
**Summarized Results**

| | 2001 | | | | 2002 | |
|---|---|---|---|---|---|---|
| 100% basis | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| Ore crushed (000t) | 3,327 | 3,761 | 3,805 | 3,636 | 3,700 | 3,727 |
| Yield (g/t) | 1.38 | 1.25 | 1.33 | 1.29 | 1.26 | 1.17 |
| Gold production (oz) | 115,000 | 117,000 | 150,000 | 145,000 | 129,000 | 120,000 |
| Cash cost (US$/oz) | 148 | 169 | 163 | 175 | 165 | 184 |
| Repadre – 18.9% basis | | | | | | |
| Income from GFGL ($000's) | 1,472 | 1,732 | 2,059 | 2,149 | 2,316 | 2,906 |

A full quarter of income from the Company's interest in Abosso (acquired Jan 24, 2002) was recognized in the second quarter and totaled $1.2 million, as compared to $0.3 million of income from the partial first quarter. The transition of the operation to new ownership has progressed smoothly and production at an annualized rate of approximately 325,000 ounces of gold is expected to continue. During the second quarter, Abosso repaid all of its bank indebtedness, which totaled US$15.0 million. The cash balances within Abosso were US$12.7 million at June 30, 2002. Distributions of cash in excess of the needs of the operation will commence during the third quarter.

**Abosso Goldfields Limited**
**Summarized Results**

| | 2002 | |
|---|---|---|
| 100% basis | 1st Qtr | 2nd Qtr |
| Ore milled (000t) | 728 | 1,224 |
| Grade (g/t) | 2.41 | 2.46 |
| Gold production (oz) | 55,600 | 85,700 |
| Cash cost (US$/oz) | 216 | 190 |
| Repadre – 18.9% basis | | |
| Income from Abosso ($000's) | 349 | 1,221 |

## Expenses

General and administrative expenses for the second quarter of 2002 were $823,000 compared to $678,000 in the second quarter of 2001.

## Cash Flow

Cash flow provided by operations was $5.8 million ($0.16 per share) for the second quarter of 2002 compared to negative $0.3 million for the second quarter of 2001. The increased operating cash flow is almost entirely attributable to the start of cash distributions from GFGL. Cash flow was supplemented during the quarter by the sale of $1.0 million of marketable securities from the Company's portfolio of stock holdings. The Company's convertible debenture was fully repaid in the second quarter with the disbursement of the final $1.7 million to the debenture holder.

## Liquidity and Capital Resources

In June, the Company issued 3,450,000 common shares from treasury. These shares were sold to the public by a syndicate of underwriters at a price of $8.20 per common share. In April, the majority of the outstanding share purchase warrants issued in conjunction with the 1999 acquisition of Golden Knight Resources Inc. were exercised at a price of $4.00 per share. These two items, along with the cash distributions from GFGL, augmented the Company's treasury to $44 million by the end of the quarter. With the final payment made on the convertible debenture, the Company is now debt-free and possesses a strong balance sheet.

## Risks and Uncertainties

### *Commodity Price Risks*

The price of gold, although currently improving, has gone through a period of depressed prices from 1998 to 2001 and could revert to these lower price levels in future. The Company does not use any derivative products to mitigate its exposure to changes in the price of gold.

### *Foreign Currency Exchange Risk*

The value of the Canadian dollar appreciated by 5% during the quarter. As 100% of the Company's royalty revenue and income from GFGL and Abosso was based on the US dollar, this appreciation had a negative impact on earnings. The Company does not currently use any derivative products to manage its exposure to changes in US$ exchange rates.

***Earnings Sensitivity (based upon 2002 Plan)***

| Category | Change | Annual Impact on After-Tax Income (in millions) |
|---|---|---|
| Gold Price | US$ 10 per ounce | $1.5 |
| US$/C$ Exchange Rate | 0.6667 to 0.6567 | $0.2 |

## Outlook

The financial results of the company are currently largely influenced by the results of GFGL's and Abosso's operations in Ghana. These operations are providing good levels of performance which are expected to continue for the foreseeable future. All production from Tarkwa and Damang are free of price hedges and will fully participate in the benefits of any rally in the price of gold. The Company's treasury has grown during the quarter to $44 million. The improved treasury allows the Company to become more aggressive in its search for new investment opportunities.

**REPADRE CAPITAL CORPORATION**

**Consolidated Balance Sheets**
as at June 30, 2002 (Unaudited) and December 31, 2001
(Expressed in thousands of Canadian dollars)

| | 2002 | 2001 |
|---|---|---|
| ASSETS | | |
| ***Current assets*** | | |
| Cash and short-term investments | $ 43,756 | $ 1,497 |
| Gold and silver bullion | 684 | 263 |
| Loans receivable | - | 80 |
| Accounts receivable | 924 | 591 |
| Income taxes recoverable | 968 | 970 |
| Prepaid expenses | 47 | 77 |
| | 46,379 | 3,478 |
| ***Marketable securities*** | 3,410 | 4,204 |
| ***Working interests*** | 73,332 | 59,647 |
| ***Net royalty interests*** | 21,460 | 22,251 |
| ***Loans receivable*** | 4,128 | 4,302 |
| ***Deferred costs*** | - | 164 |
| ***Capital assets*** | 76 | 89 |
| | $ 148,785 | $ 94,135 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| ***Current liabilities*** | | |
| Accounts payable and accrued liabilities | $ 266 | $ 490 |
| Convertible debenture | - | 1,687 |
| | 266 | 2,177 |
| ***Future income taxes*** | 111 | 728 |
| ***Shareholders' equity*** | | |
| Capital stock | 147,310 | 95,382 |
| Other paid-in capital | 597 | 585 |
| Warrants | - | 772 |
| Retained earnings | 501 | (5,509) |
| | 148,408 | 91,230 |
| | $ 148,785 | $ 94,135 |

**REPADRE CAPITAL CORPORATION**

**Consolidated Statements of Operations**
for the six months ended June 30, 2002 and 2001 (Unaudited)
(Expressed in thousands of Canadian dollars)

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | June 30, 2002 | June 30, 2001 Restated | June 30, 2002 | June 30, 2001 Restated |
| ***Income*** | | | | |
| Royalty revenue | $ 592 | $ 605 | $ 1,131 | $ 1,160 |
| Income from working interests | 4,117 | 1,732 | 6,782 | 3,204 |
| Investment income | (636) | (120) | 142 | 210 |
| | 4,073 | 2,217 | 8,055 | 4,574 |
| ***Expenses*** | | | | |
| General and administrative | 823 | 678 | 1,589 | 1,372 |
| Amortization of royalty interests | 202 | 188 | 388 | 350 |
| Amortization of deferred financing costs | - | 29 | - | 57 |
| Amortization of capital assets | 5 | 5 | 9 | 10 |
| Royalty development costs | - | 3 | - | 24 |
| | 1,030 | 903 | 1,986 | 1,813 |
| ***Income before income taxes*** | 3,043 | 1,314 | 6,069 | 2,761 |
| ***Income taxes (recovery)*** | (43) | (31) | 59 | (44) |
| ***Net income for the period*** | $ 3,086 | $ 1,345 | $ 6,010 | $ 2,805 |
| **Number of common shares** | | | | |
| Average outstanding during period | 35,729,000 | 28,929,000 | 34,016,000 | 28,929,000 |
| Outstanding at end of period | 39,186,000 | 28,930,000 | 39,186,000 | 28,930,000 |
| ***Net income per common share*** | | | | |
| Basic | $ 0.09 | $ 0.05 | $ 0.18 | $ 0.10 |
| Diluted | $ 0.08 | $ 0.05 | $ 0.17 | $ 0.10 |

**Consolidated Statements of Retained Earnings (Deficit)**
for the six months ended June 30, 2002 and 2001 (Unaudited)

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | June 30, 2002 | June 30, 2001 | June 30, 2002 | June 30, 2001 |
| ***Retained earnings (deficit), beginning of period*** | $ (2,585) | $ (10,225) | $ (5,509) | $ (11,685) |
| ***Net income for the period*** | 3,086 | 1,345 | 6,010 | 2,805 |
| ***Retained earnings (deficit), end of period*** | $ 501 | $ (8,880) | $ 501 | $ (8,880) |

**REPADRE CAPITAL CORPORATION**

**Consolidated Statement of Cash Flows**
for the six months ended June 30, 2002 and 2001 (Unaudited)
(Expressed in thousands of Canadian dollars)

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | June 30, 2002 | June 30, 2001 Restated | June 30, 2002 | June 30, 2001 Restated |
| ***Cash provided by (used for):*** | | | | |
| ***Operations*** | | | | |
| Net income for the period | $ 3,086 | $ 1,345 | $ 6,010 | $ 2,805 |
| Adjustments for | | | | |
| Amortization and write-offs | 207 | 222 | 397 | 417 |
| Unrealized gain on foreign exchange | 820 | 141 | 686 | (23) |
| Gain on sale of royalty interest | - | - | (644) | - |
| Gain on sale of marketable securities | (278) | - | (225) | (78) |
| Loss on sale of capital and other assets | 3 | - | 3 | - |
| Income from working interests | 2,144 | (1,732) | (409) | (3,204) |
| Future income taxes | (14) | (72) | 40 | (128) |
| | 5,968 | (96) | 5,858 | (211) |
| Decrease (increase) in non-cash working capital | | | | |
| Gold and silver bullion | (169) | (246) | (421) | (411) |
| Accounts receivable | (27) | (3) | (97) | 8 |
| Prepaid expenses | 15 | 14 | 30 | 34 |
| Income taxes recoverable | (65) | (2) | 2 | (1) |
| Accounts payable | 45 | 36 | (224) | (169) |
| | 5,767 | (297) | 5,148 | (750) |
| ***Investing*** | | | | |
| Investment in working interests | - | - | (24) | - |
| Proceeds on sale of royalty interest | 416 | - | 1,332 | - |
| Purchase of royalty interest | - | - | (521) | - |
| Proceeds on sale of marketable securities | 1,035 | - | 1,154 | 440 |
| Purchase of marketable securities | - | - | (135) | - |
| Loans disbursed | - | - | 80 | (79) |
| Increase in capital assets | 4 | (2) | 1 | (8) |
| | 1,455 | (2) | 1,887 | 353 |
| ***Financing*** | | | | |
| Issuance of capital stock | 35,045 | 3 | 36,911 | 6 |
| Decrease in long-term debt | - | (232) | - | (232) |
| Decrease in convertible debenture | (1,687) | - | (1,687) | - |
| | 33,358 | (229) | 35,224 | (226) |
| ***Increase (decrease) in cash and short term investments*** | 40,580 | (528) | 42,259 | (623) |
| ***Cash and short term investments, beginning of period*** | 3,176 | 2,783 | 1,497 | 2,878 |
| ***Cash and short term investments, end of period*** | $ 43,756 | $ 2,255 | $ 43,756 | $ 2,255 |

*Some of the statements contained in this release may be forward-looking statements, such as estimates and statements that describe Repadre's future plans, objectives or goals. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. There can be no assurance that such statements will prove to be accurate and that actual results and future events in each case could differ materially from those currently anticipated in such statements by reason of such factors as, but not limited to, changes in general economic and market conditions.*

\- 30 -

FOR FURTHER INFORMATION CONTACT:

Joseph F. Conway
President and CEO
Tel: (416) 365-2430
Fax: (416) 365-8065

Grant Edey
Vice President, Finance and CFO
Tel: (416) 365-5161

Website: www.repadre.com
E-mail: info@repadre.com

# REPADRE CAPITAL CORPORATION SECOND QUARTER REPORT 2002


REPADRE

## MESSAGE TO SHAREHOLDERS

The second quarter of 2002 continued to generate robust earnings for the Company at $3.1 million ($0.09 per share) compared to $1.3 million ($0.05 per share) for the second quarter of 2001. Income from the Company's newly-acquired interest in Abosso Goldfields Limited ("Abosso") provided a contribution of $1.2 million to income for the second quarter (nil for the second quarter of 2001) while income from Gold Fields Ghana Limited ("GFGL") provided $2.9 million ($1.7 million for the second quarter of 2001).

The second quarter of 2002 also saw the marked enhancement of our cash position to $44 million at June 30. The increase in cash was generated from both the issuance of additional shares and from internal cash flow. By their expiry date of April 22, 2002, 98% of the outstanding share purchase warrants issued in conjunction with the 1999 acquisition of Golden Knight Resources had been exercised providing $8.7 million to the Company's treasury. In June, 3,450,000 common shares were distributed to the public through a syndicate of underwriters at a subscription price of $8.20 per share, generating gross proceeds of $28.3 million. With reference to increased internal cash flow, June saw the initial distribution of cash from GFGL to shareholders. Repadre's proportionate share of this distribution was US$4 million. Subsequent to quarter end, the Company also received a cash distribution from Abosso in the amount of US$0.6 million. These distributions are expected to continue as cash, in excess of the needs of the two respective operations, is generated.

With $44 million of cash and an increasing level of cash flow, the Company has the demonstrable financial strength to aggressively pursue opportunities for further growth. In addition, the Company is now debt-free as the final payment of $1.7 million was made on the $7.2 million debenture during the quarter.



Joseph F. Conway
*President and Chief Executive Officer*
August 7, 2002

## Management's Discussion and Analysis

### OVERVIEW

Net income for the second quarter of 2002 was $3.1 million or $0.09 per share. The increase in earnings is attributable to i) a higher realized gold price, ii) higher income from the Company's interest in GFGL, and iii) a full quarter of income from the Company's 18.9% interest in Abosso acquired January 23, 2002.

#### SUMMARIZED FINANCIAL RESULTS

*(in $000's except per share amounts)*

| | 2001 | | | | 2002 | |
|---|---|---|---|---|---|---|
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| | | *(Restated)* | | | | |
| Income | 2,357 | 2,217 | 3,055 | 2,706 | 3,982 | 4,073 |
| Net Income | 1,460 | 1,345 | 1,604 | 1,767 | 2,924 | 3,086 |
| Net Income per share | 0.05 | 0.05 | 0.06 | 0.06 | 0.09 | 0.09 |
| Cash and bullion balance | 3,314 | 3,032 | 3,534 | 1,760 | 3,691 | 44,440 |

The price of gold was 16% higher in the second quarter of 2002 as compared to the second quarter of 2001, averaging US$312 per ounce versus US$268 for the earlier period.

### INCOME

Royalty revenue in the first quarter of 2002 was steady at $592,000, a level comparable to the levels achieved in prior quarters. The Company expects that the Magistral project in Mexico will begin production in the fourth quarter of this year and will provide additional royalty revenue at that time. The Company also expects to receive enhanced royalty revenue in 2003 with the commencement of production at the Diavik diamond mine in the Northwest Territories and the Don Mario gold operation in Bolivia.

Investment income for the quarter was negative due to unrealized foreign exchange losses resulting from an appreciating Canadian dollar. The Canadian dollar stood at US$0.63 at the start of the quarter and ended the quarter at US$0.66.

ROYALTY REVENUE AND INVESTMENT INCOME

*(in $000's)*

| | 2001 | | | | 2002 | |
|---|---|---|---|---|---|---|
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| | | *(Restated)* | | | | |
| Royalty revenue | 555 | 605 | 679 | 507 | 539 | 592 |
| Investment income | 330 | (120) | 317 | 50 | 778 | (636) |

Income from the Company's interest in GFGL for the second quarter 2002 was $2.9 million compared to $1.7 million for the second quarter of 2001. The increase in income is primarily attributable to the increase in the price of gold and a recapture of previously provided deferred taxes. The level of gold production at Tarkwa is expected to gradually increase in future periods due to improvement in the level of gold recovery from the ore heaps. Distributions of cash in excess of the needs of the operation commenced during the second quarter with Repadre receiving US$4.0 million as its proportionate share. The cash balances within GFGL were US$16.6 million at June 30, 2002.

GOLD FIELDS GHANA LIMITED

*Summarized Results*

| | 2001 | | | | 2002 | |
|---|---|---|---|---|---|---|
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| ***100% basis*** | | | | | | |
| Ore crushed (000t) | 3,327 | 3,761 | 3,805 | 3,636 | 3,700 | 3,727 |
| Yield (g/t) | 1.38 | 1.25 | 1.33 | 1.29 | 1.26 | 1.17 |
| Gold production (oz) | 115,000 | 117,000 | 150,000 | 145,000 | 129,000 | 120,000 |
| Cash cost (US$/oz) | 148 | 169 | 163 | 175 | 165 | 184 |
| ***Repadre – 18.9% basis*** | | | | | | |
| Income from GFGL ($000's) | 1,472 | 1,732 | 2,059 | 2,149 | 2,316 | 2,906 |

A full quarter of income from the Company's interest in Abosso (acquired Jan 24, 2002) was recognized in the second quarter and totaled $1.2 million, as compared to $0.3 million of income from the partial first quarter. The transition of the operation to new ownership has progressed smoothly and production at an annualized rate of approximately 325,000 ounces of gold is expected to continue. During the second quarter, Abosso repaid all of its bank indebtedness, which totaled US$15.0 million. The cash balances within Abosso were US$12.7 million at June 30, 2002. Distributions of cash in excess of the needs of the operation will commence during the third quarter.

**ABOSSO GOLDFIELDS LIMITED**

*Summarized Results*

| | 2002 | |
|---|---|---|
| | 1st Qtr | 2nd Qtr |
| ***100% basis*** | | |
| Ore milled (000t) | 728 | 1,224 |
| Grade (g/t) | 2.41 | 2.46 |
| Gold production (oz) | 55,600 | 85,700 |
| Cash cost (US$/oz) | 216 | 190 |
| ***Repadre – 18.9% basis*** | | |
| Income from Abosso ($000's) | 349 | 1,221 |

## EXPENSES

General and administrative expenses for the second quarter of 2002 were $823,000 compared to $678,000 in the second quarter of 2001.

## CASH FLOW

Cash flow provided by operations was $5.8 million ($0.16 per share) for the second quarter of 2002 compared to negative $0.3 million for the second quarter of 2001. The increased operating cash flow is almost entirely attributable to the start of cash distributions from GFGL. Cash flow was supplemented during the quarter by the sale of $1.0 million of marketable securities from the Company's portfolio of stock holdings. The Company's convertible debenture was fully repaid in the second quarter with the disbursement of the final $1.7 million to the debenture holder.

## LIQUIDITY AND CAPITAL RESOURCES

In June, the Company issued 3,450,000 common shares from treasury. These shares were sold to the public by a syndicate of underwriters at a price of $8.20 per common share. In April, the majority of the outstanding share purchase warrants issued in conjunction with the 1999 acquisition of Golden Knight Resources Inc. were exercised at a price of $4.00 per share. These two items, along with the cash distributions from GFGL, augmented the Company's treasury to $44 million by the end of the quarter. With the final payment made on the convertible debenture, the Company is now debt-free and possesses a strong balance sheet.

## RISKS AND UNCERTAINTIES

*Commodity Price Risks*

The price of gold, although currently improving, has gone through a period of depressed prices from 1998 to 2001 and could revert to these lower price levels in future. The Company does not use any derivative products to mitigate its exposure to changes in the price of gold.

*Foreign Currency Exchange Risk*

The value of the Canadian dollar appreciated by 5% during the quarter. As 100% of the Company's royalty revenue and income from GFGL and Abosso was based on the US dollar, this appreciation had a negative impact on earnings. The Company does not currently use any derivative products to manage its exposure to changes in US$ exchange rates.

### EARNINGS SENSITIVITY

*(based upon 2002 Plan)*

| Category | Change | Annual Impact on After-Tax Income |
|---|---|---|
| | | *(in millions)* |
| Gold Price | US$ 10 per ounce | $1.5 |
| US$/C$ Exchange Rate | 0.6667 to 0.6567 | $0.2 |

## OUTLOOK

The financial results of the Company are currently largely influenced by the results of GFGL's and Abosso's operations in Ghana. These operations are providing good levels of performance which are expected to continue for the foreseeable future. All production from Tarkwa and Damang are free of price hedges and will fully participate in the benefits of any rally in the price of gold. The Company's treasury has grown during the quarter to $44 million. The improved treasury allows the Company to become more aggressive in its search for new investment opportunities.

## CONSOLIDATED BALANCE SHEETS

*(Expressed in thousands of Canadian dollars)*

| as at June 30, 2002 (Unaudited) and December 31, 2001 | 2002 | 2001 |
|---|---|---|
| ASSETS | | |
| *Current assets* | | |
| Cash and short-term investments | $ 43,756 | $ 1,497 |
| Gold and silver bullion | 684 | 263 |
| Loans receivable | - | 80 |
| Accounts receivable | 924 | 591 |
| Income taxes recoverable | 968 | 970 |
| Prepaid expenses | 47 | 77 |
| | 46,379 | 3,478 |
| *Marketable securities* (note 2) | 3,410 | 4,204 |
| *Working interests* (note 3) | 73,332 | 59,647 |
| *Net royalty interests* (note 4) | 21,460 | 22,251 |
| *Loans receivable* | 4,128 | 4,302 |
| *Deferred costs* | - | 164 |
| *Capital assets* | 76 | 89 |
| | $ 148,785 | $ 94,135 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| *Current liabilities* | | |
| Accounts payable and accrued liabilities | $ 266 | $ 490 |
| Convertible debenture (note 5) | - | 1,687 |
| | 266 | 2,177 |
| *Future income taxes* | 111 | 728 |
| *Shareholders' equity* (note 6) | | |
| Capital stock | 147,310 | 95,382 |
| Other paid-in capital | 597 | 585 |
| Warrants | - | 772 |
| Retained earnings (deficit) | 501 | (5,509) |
| | 148,408 | 91,230 |
| | $ 148,785 | $ 94,135 |

See accompanying notes to the consolidated financial statements.

## CONSOLIDATED STATEMENT OF OPERATIONS

*(Expressed in thousands of Canadian dollars)*

| for the six months ended June 30, 2002 and 2001 (Unaudited) | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| ***Income*** | | *Restated* | | *Restated* |
| Royalty revenue | $ 592 | $ 605 | $ 1,131 | $ 1,160 |
| Income from working interests | 4,117 | 1,732 | 6,782 | 3,204 |
| Investment income | (636) | (120) | 142 | 210 |
| | 4,073 | 2,217 | 8,055 | 4,574 |
| ***Expenses*** | | | | |
| General and administrative | 823 | 678 | 1,589 | 1,372 |
| Amortization of royalty interests | 202 | 188 | 388 | 350 |
| Amortization of deferred financing costs | - | 29 | - | 57 |
| Amortization of capital assets | 5 | 5 | 9 | 10 |
| Royalty development costs | - | 3 | - | 24 |
| | 1,030 | 903 | 1,986 | 1,813 |
| ***Income before income taxes*** | 3,043 | 1,314 | 6,069 | 2,761 |
| ***Income taxes (recovery)*** | (43) | (31) | 59 | (44) |
| ***Net income for the period*** | $ 3,086 | $ 1,345 | $ 6,010 | $ 2,805 |
| ***Number of common shares*** | | | | |
| Average outstanding during period | 35,729,000 | 28,929,000 | 34,016,000 | 28,929,000 |
| Outstanding at end of period | 39,186,000 | 28,930,000 | 39,186,000 | 28,930,000 |
| ***Net income per common share*** | | | | |
| Basic | $ 0.09 | $ 0.05 | $ 0.18 | $ 0.10 |
| Diluted | $ 0.08 | $ 0.05 | $ 0.17 | $ 0.10 |

## CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

| for the six months ended June 30, 2002 and 2001 (Unaudited) | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| ***Retained earnings (deficit), beginning of period*** | $ (2,585) | $ (10,225) | $ (5,509) | $ (11,685) |
| ***Net income for the period*** | 3,086 | 1,345 | 6,010 | 2,805 |
| ***Retained earnings (deficit), end of period*** | $ 501 | $ (8,880) | $ 501 | $ (8,880) |

See accompanying notes to the consolidated financial statements.

## CONSOLIDATED STATEMENT OF CASH FLOWS

*(Expressed in thousands of Canadian dollars)*

| for the six months ended June 30, 2002 and 2001 (Unaudited) | Three months ended June 30 2002 | Three months ended June 30 2001 | Six months ended June 30 2002 | Six months ended June 30 2001 |
|---|---|---|---|---|
| *Cash provided by (used for):* | | *Restated* | | *Restated* |
| *Operations* | | | | |
| Net income for the period | $ 3,086 | $ 1,345 | $ 6,010 | $ 2,805 |
| Adjustments for | | | | |
| Amortization and write-offs | 207 | 222 | 397 | 417 |
| Unrealized gain on foreign exchange | 820 | 141 | 686 | (23) |
| Gain on sale of royalty interest | - | - | (644) | - |
| Gain on sale of marketable securities | (278) | - | (225) | (78) |
| Loss on sale of capital and other assets | 3 | - | 3 | - |
| Income from working interests | 2,144 | (1,732) | (409) | (3,204) |
| Future income taxes | (14) | (72) | 40 | (128) |
| | 5,968 | (96) | 5,858 | (211) |
| Decrease (increase) in non-cash working capital | | | | |
| Gold and silver bullion | (169) | (246) | (421) | (411) |
| Accounts receivable | (27) | (3) | (97) | 8 |
| Prepaid expenses | 15 | 14 | 30 | 34 |
| Income taxes recoverable | (65) | (2) | 2 | (1) |
| Accounts payable | 45 | 36 | (224) | (169) |
| | 5,767 | (297) | 5,148 | (750) |
| *Investing* | | | | |
| Investment in working interests | - | - | (24) | - |
| Proceeds on sale of royalty interest | 416 | - | 1,332 | - |
| Purchase of royalty interest | - | - | (521) | - |
| Proceeds on sale of marketable securities | 1,035 | - | 1,154 | 440 |
| Purchase of marketable securities | - | - | (135) | - |
| Loans disbursed | - | - | 80 | (79) |
| Increase in capital assets | 4 | (2) | 1 | (8) |
| | 1,455 | (2) | 1,887 | 353 |
| *Financing* | | | | |
| Issuance of capital stock | 35,045 | 3 | 36,911 | 6 |
| Decrease in long-term debt | - | (232) | - | (232) |
| Decrease in convertible debenture | (1,687) | - | (1,687) | - |
| | 33,358 | (229) | 35,224 | (226) |
| *Increase (decrease) in cash and short term investments* | 40,580 | (528) | 42,259 | (623) |
| *Cash and short term investments, beginning of period* | 3,176 | 2,783 | 1,497 | 2,878 |
| *Cash and short term investments, end of period* | $ 43,756 | $ 2,255 | $ 43,756 | $ 2,255 |

See accompanying notes to the consolidated financial statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*for the six months ended June 30, 2002 and 2001 (Unaudited)*

### 1. GENERAL

The notes to the consolidated financial statements as of December 31, 2001 as set forth in the Annual Report of Repadre Capital Corporation for the year 2001 substantially apply to these interim consolidated financial statements and are not repeated here. The accompanying financial statements should be read in conjunction with the above consolidated financial statements and notes.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company's financial position as of June 30, 2002 and the results of its operations for the three-month and six-month periods ended June 30, 2002 and 2001 and cash flows for the three-month and six-month periods ended June 30, 2002 and 2001. The results of operations for these periods are not necessarily indicative of the results to be expected for the full year.

### 2. MARKETABLE SECURITIES

At June 30, 2002, marketable securities are comprised of:

| (in thousands) | Number of Shares Held | Book Value | Market |
|---|---|---|---|
| Addwest Minerals International, Ltd. | 3,140 | $ - | $ - |
| Black Hawk Mining Inc. | 19,105 | 2,770 | 2,484 |
| Campbell Resources Inc. | 620 | 496 | 415 |
| Cross Lake Minerals Ltd. | 1,000 | 100 | 110 |
| Fairmile Gold Corporation | 138 | - | 41 |
| Orezone Resources Inc. | 200 | 16 | 90 |
| Queenstake Resources Ltd. | 420 | 36 | 122 |
| | | 3,418 | 3,262 |
| As at December 31, 2001 | | $ 4,204 | $ 2,750 |

### 3. INTEREST IN ABOSSO GOLDFIELDS LIMITED

On January 23, 2002, the Company completed the purchase of a working interest in Abosso Goldfields Limited ("Abosso"), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The purchase included 11,340,000 common shares of Abosso (18.9% of total shares outstanding) plus the assignment to Repadre of US$8,247,000 of loans owing by Abosso (21% of shareholder loans outstanding). The purchase consideration for the interest in Abosso was the issuance of 4,000,000 common shares of the Company, which at the time the agreement was announced had a value of $13,600,000.

## 4. Net Royalty Interests

(a) *Dolores Property*

On February 27, 2002, the Company exercised its option to purchase a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd. The purchase consideration was US$325,000.

(b) *Manantial Espejo Property*

The Company held an effective 1.2% NSR royalty on the Manantial Espejo property in Argentina. Under the terms of a 1998 agreement, a payment of $1,250,000 became due in 2002 from a subsidiary of Black Hawk Mining Inc., the owner of the property at the time, as a decision to proceed with commercial production from the property was not made by Dec. 31, 2001. In March 2002, the royalty was sold for US$200,000 to a third party, concurrent with the sale by Black Hawk of its interests in the property. The payment from Black Hawk has been recorded as proceeds from the sale of the royalty.

## 5. Debt

The Company's convertible debenture was fully discharged in June 2002 upon the repayment of the remaining outstanding amount of $1,687,000.

## 6. Capital Stock

| Period Ended | June 30, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| *Common Shares* | | | | |
| Balance Outstanding, beginning of year | 28,932 | $ 95,382 | 28,928 | $ 95,371 |
| Issued pursuant to acquisition (a) | 4,000 | 13,600 | - | - |
| Public offering (b) | 3,450 | 27,298 | - | - |
| Issued on exercise of warrants (c) | 2,179 | 9,475 | - | - |
| Issued pursuant to Employee Purchase Plan (d) | 1 | 10 | 4 | 11 |
| Issued on exercise of options (e) | 624 | 1,545 | - | - |
| Balance, end of period | 39,186 | $ 147,310 | 28,932 | $ 95,382 |
| *Common Share Purchase Warrants (c)* | | | | |
| Balance, beginning of year | 2,213 | $ 772 | 2,213 | $ 772 |
| Exercised | (2,179) | (760) | - | - |
| Expired | (34) | (12) | - | - |
| Balance, end of period | - | $ - | 2,213 | $ 772 |

| Period Ended | June 30, 2002 | | | December 31, 2001 | | |
|---|---|---|---|---|---|---|
| | Number | | Weighted Average Exercise Price | Number | | Weighted Average Exercise Price |
| *Common Share Options (e)* | | | | | | |
| Balance, beginning of year | 2,500 | $ | 3.71 | 2,500 | $ | 3.71 |
| Issued | - | | - | | | |
| Cancelled | (5) | | 2.00 | | | |
| Exercised | (624) | | 2.38 | | | |
| Balance, end of period | 1,871 | $ | 4.13 | 2,500 | $ | 3.71 |
| Exercisable, end of period | 1,777 | $ | 4.24 | 2,110 | $ | 4.02 |

(a) In January 2002, the Company acquired an interest in Abosso Goldfields Limited for shares (Note 3).

(b) In June 2002, the Company completed an offering of 3,450,000 shares of the Company through a syndicate of underwriters at a price of $8.20 per common share.

(c) On April 21, 1999, the Company and Golden Knight Resources Inc., a public company listed on the Toronto Stock Exchange, completed a business combination whereby shareholders of Golden Knight were offered either i) 0.125 common shares of the Company plus $0.33 cash per common share of Golden Knight, or ii) 0.20 common shares of the Company plus $0.10 cash plus 0.20 of a common share purchase warrant per common share of Golden Knight, each full warrant entitling the holder to subscribe for one additional common share of the Company at a price of $4.00 per share. The warrants expired on April 22, 2002 and the value attributed to the expired warrants was transferred to Other Paid-in Capital.

(d) In May 1996, the Company received shareholder approval to implement an employee share purchase plan to a maximum of 600,000 shares. The plan provides for eligible employees of the Company to contribute up to 10% of their annual basic salary to the share purchase plan. The Company matches each participant's contribution and issues shares equal to the aggregate amount contributed.

(e) The Company has a Share Option Plan for directors, officers and employees for the purpose of acquiring common shares of the Company. The total number of options that can be issued pursuant to the Plan is 3,056,578 common shares. As of June 30, 2002, 556,578 common shares were available for granting of options in addition to those outstanding at period-end.

Each option granted is for a maximum term of ten years and is exercisable as to 33.3% each year commencing one year after the date of the grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the most recent closing price of the common shares at the date of the grant.

Total options outstanding and exercisable at June 30, 2002 were as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Option price per share | Number | Weighted Average Remaining Life | Weighted Average Exercise Price per share | Number | Weighted Average Exercise Price per share |
| $ 1.70 - 3.00 | 646 | 7.6 years | $ 2.02 | 552 | $ 2.02 |
| 3.01 - 4.50 | 655 | 3.2 years | 4.09 | 655 | 4.09 |
| 4.51 - 6.75 | 360 | 4.8 years | 5.98 | 360 | 5.98 |
| $ 6.76 - 7.75 | 210 | 4.8 years | $ 7.55 | 210 | $ 7.55 |

## 7. EARNINGS PER SHARE

In 2000, CICA No.3500 "Earnings Per Share" was adopted. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

| Six months ended June 30 | 2002 | 2001 |
|---|---|---|
| *Basic Earnings per share computation (000's)* | | |
| Numerator: | | |
| Net income | $ 6,010 | $ 2,805 |
| Denominator: | | |
| Average common shares outstanding | 34,016 | 28,929 |
| Basic earnings per share | $ 0.18 | $ 0.10 |
| *Diluted Earnings per share computation (000's)* | | |
| Numerator: | | |
| Net income | $ 6,010 | $ 2,805 |
| Denominator: | | |
| Average common shares outstanding | 34,016 | 28,929 |
| Average employee stock options | 1,024 | 225 |
| Average warrants | 478 | - |
| Total average common shares outstanding | 35,518 | 29,154 |
| Diluted earnings per share | $ 0.17 | $ 0.10 |

Stock options and warrants excluded from the computation of diluted earnings per share because option and warrant prices exceeded fair market value were as follows:

| (000's) | 2002 | 2001 |
|---|---|---|
| Outstanding options | 210 | 1,510 |
| Outstanding warrants | - | 2,213 |


REPADRE

**REPADRE CAPITAL CORPORATION**

130 Adelaide Street West, Suite 2520
Toronto, Ontario, Canada M5H 3P5

Telephone: (416) 365-8090
Facsimile: (416) 365-8065

Email: info@repadre.com
Website: www.repadre.com